UNITED STATES OF AMERICA

BEFORE THE SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.

In the Matter of

NORTHEAST UTILITIES ("NU")					            CERTIFICATE
NORTHEAST UTILITIES SERVICE COMPANY			     PURSUANT TO
File No.  70-09463							                  RULE 24

(Public Utility Holding Company Act of 1935)

Pursuant to the requirements of Rule 24(a) of the Commission's regulations under the Public Utility Holding Company Act of 1935, and with reference to the transaction proposed in the Application/Declaration on Form U-1 (the "Application") in File No. 70-9463, Northeast Utilities ("NU") and Northeast Utilities Service Company ("NUSCO" and collectively with NU, the "Applicants") hereby report and certify that the transaction proposed in the Application was carried out in accordance with the terms and conditions of and for the purposes represented by the Application and the order of the Commission issued on April 30, 1999 in this file (SEC Release No. 35-27013). Specifically, the Applicants executed a Shareholder Rights Agreement and NU issued a dividend of one common share purchase right to shareholders of record as of May 7, 1999, the fifth business day after the receipt of the order in this file.

Submitted with this Certificate is the "past tense" opinion of counsel.



May 12, 1999

NORTHEAST UTILITIES
NORTHEASTUTILITIES SERVICE COMPANY

By: /S/ David R. McHale
   Vice President and Treasurer




Exhibit F

May 12, 1999


Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

     Re:	Northeast Utilities
        	Northeast Utilities Service Company
         SEC File Number 70-09463

Ladies and Gentlemen:

I am Assistant General Counsel of Northeast Utilities Service Company ("NUSCO"), a service company affiliate of Northeast Utilities (the "Company", and collectively with NUSCO, the "Applicants") and I am furnishing this opinion in connection with the Certificate of Consummation of Transaction (the "Certificate") delivered on the date hereof pursuant to the Public Utility Holding Company Act of 1935, as amended, and Rule 24(a) thereunder and related to the Application/Declaration on Form U-1 ("Declaration"), filed March 3, 1999 with the Securities and Exchange Commission ("Commission") with respect to the proposed transactions described therein. In the Declaration, authority was requested for the Company to implement a shareholder rights plan ("Plan") and to enter into a related Rights Agreement ("Rights Agreement") with NUSCO, in its capacity as rights agent. The Commission permitted the Declaration to become effective by its Order set forth in Release No. 35-27013, dated April 30, 1999.

The Certificate is with respect to transactions consummated on May 7, 1999 (the "Consummated Transactions") including the execution by the Applicants of the Rights Agreement and the issuance, pursuant to the Plan, by the Company of a dividend distribution of one common share purchase right ("Right") for each outstanding share of the Company's Common Shares, $5.00 par value per share ("Common Shares") to stockholders of record at the close of business on May 7, 1999, the fifth business day after receipt of the authorization requested in the Declaration.

I have previously furnished my opinion dated March 3, 1999, filed as Exhibit F to the Declaration. In connection with this opinion, I have examined or caused to be examined by counsel associated with or engaged by me, including counsel who are employed by NUSCO, originals or copies certified to my satisfaction of such corporate records of the Company, certificates of public officials and of officers of the Company, and agreements, instruments and other documents, as I have deemed necessary as a basis for the opinions expressed below. In my examination of such agreements, instruments and documents, I have assumed the genuineness of all signatures, the authenticity of all agreements, instruments and documents submitted to me as originals, and the conformity to original agreements, instruments and documents of all agreements, instruments and documents submitted to me as certified, conformed or photostatic copies and the authenticity of the originals of such copies.

The opinions set forth herein are limited to the laws of the Commonwealth of Massachusetts and the federal laws of the United States. I am a member of the bar of the State of New York. I am not a member of the bar of the Commonwealth of Massachusetts, and do not hold myself out as an expert in the laws of such Commonwealth, although I have made a study of relevant laws of such Commonwealth. In expressing opinions about matters governed by the laws of the Commonwealth of Massachusetts, I have consulted with counsel who are employed by NUSCO and are members of the bar of such Commonwealth.

I have assumed that the Consummated Transactions were carried out in conformity with the Securities Act of 1933 and the requisite authorizations, approvals, consents or exemptions under the securities laws of the various States and other jurisdictions of the United States.

Based upon and subject to the foregoing, I am of the opinion that:

(a) all State laws applicable to the Consummated Transactions have been complied with;

(b) the Company is validly organized and existing under the laws of the Commonwealth of Massachusetts;

(c) the Rights have been validly issued and the holders thereof are entitled to the rights and privileges appertaining thereto set forth in the Rights Agreement;

(d) the consummation of the Consummated Transactions did not violate the legal rights of the holders of any securities issued by the Company or any associate company thereof; and

(e) The Consummated Transactions have been carried out in accordance with the Declaration

Very truly yours,
/s/Jeffrey C. Miller
Assistant General Counsel
Northeast Utilities Service Company